Management’s Discussion and Analysis (“MD&A”)
Quarterly Highlights

For the three months ended March 31, 2019

Dated: May 9, 2019

(In U.S. dollars)

Quaterra Resources Inc.
MD&A – Quarterly Highlights
For the three months ended March 31, 2019

This Management’s Discussion and Analysis of Quaterra Resources Inc. and its wholly owned subsidiaries (collectively, “Quaterra” or the “Company”), dated May 9, 2019, should be read in conjunction with the condensed interim consolidated financial statements for the three months ended March 31, 2019 and the audited consolidated financial statements for the year ended December 31, 2018 and related notes thereto. These financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). All $ amounts in this MD&A are United States dollars unless otherwise noted.

The Company’s common shares are listed on the TSX Venture Exchange (“TSXV”) under the symbol “QTA” and trade on the OTCQB Market under the symbol “QTRRF”. Information about mineral resources as well as risks associated with investing in the Company’s securities is contained in the Company’s most recently filed 20-F. Further information on the Company is available on the Company’s website at www.quaterra.com, on SEDAR at www.sedar.com or the United States Securities and Exchange Commission (“SEC”) website at www.sec.gov.

Highlights

  Completion of a non-brokered private placement

  On January 21, 2019, the Company closed a non-brokered private placement by issuing 3,000,000 common shares at CAD $0.05 a share for gross proceeds of CAD $150,000.

  Completion of sale of certain Yerington water rights for $6.02 million

  On September 17, 2018, the Company announced that its wholly-owned subsidiary Singatse Peak Services LLC (“SPS”) had entered into a purchase and sale agreement to sell certain primary ground water rights associated with its copper property in Yerington, Nevada, to Desert Pearl Farms LLC (“Desert Pearl”), a Yerington-based company involved in agriculture in the district, for $6.26 million.

  On March 3, 2019, the Company closed the water rights sale for a final value of $6.02 million after adjusting for a small correction to one of the original permits. SPS retains about 6,700 acre-feet per year of primary ground water permitted for mining and milling at Yerington. Based on the price set in this sale, the Company’s remaining primary ground water rights may have an implied valued of about $20 million. In addition, SPS also has substantial decree, supplemental and storage water rights associated with private land that it has under option.

  Full repayments of loans

  Following the closing of the water rights sale, the Company fully repaid its loan to Freeport-McMoRan Nevada LLC (“Freeport Nevada”) and its CEO, Thomas Patton in March 2019. The Company has no debt other than convertible notes issued in 2018.

Review of Operations and Financial Results

The Company’s results have been largely driven by the level of its mineral property holding costs and prospecting, as well as corporate strategic initiatives. Significant differences in the comparative amounts were mainly caused by interest expenses on convertible notes, unrealized loss on the marketable securities, and non-cash fair value changes in the derivative liabilities as presented below:

Quaterra Resources Inc.
MD&A – Quarterly Highlights
For the three months ended March 31, 2019

	Three months ended March 31,		Increase
(In thousands of U.S. dollars)	2019	2018	(decrease)
	$	$	$
Administration and office	63	59	3
Consulting	16	-	16
Investor relations and communications	56	56	-
Personnel costs	217	118	100
Professional fees	22	33	(11)
Transfer agent and regulatory fees	23	23	-
Travel and development	60	29	31
Corporate Expenses	(457)	(318)	139
Fair value (loss) gain on derivative liabilities	(321)	173	494
Foreign exchange loss	(10)	(6)	4
Interest and other	(80)	(36)	44
Unrealized (loss) gain on marketable securities	(40)	30	70
	(451)	161	612
Loss and comprehensive loss	(908)	(157)	751

In December 2018, the Company reclassified salaries of Yerington personnel from mineral properties to profit and loss on the basis no active exploration program was carried out during the year. The Company followed the same treatment during the period ended March 31, 2019, resulting an increase of $98,990 in personnel costs in the three months ended March 31, 2019.

The following table sets out the quarterly financial information for each of the last eight quarters:

(In thousands of U.S. dollars except for per
share amount)	Q1'19	Q4'18	Q3'18	Q2'18	Q1'18	Q4'17	Q3'17	Q2'17
	$	$	$	$	$	$	$	$
General administration	(457)	(612)	(208)	(259)	(318)	(532)	(270)	(289)
Fair value gain (loss) on derivative liabilities	(321)	37	74	74	173	(39)	108	326
Foreign exchange gain (loss)	(10)	23	(14)	8	(6)	(60)	20	31
Gain on disposal of assets	-	-	-	-	-	186	-	-
Interest and other	(80)	(74)	(54)	(6)	(36)	(85)	(14)	(1)
Loss on settlement of convertible notes	-	-	-	-	-	122	-	-
Share-based compensation	-	-	(91)	-	-	-	-	(169)
Gain (loss) on marketable securities	(40)	(219)	36	23	30	(311)	257	8
Net (loss) income	(908)	(845)	(257)	(160)	(157)	(719)	101	(94)
Basic (loss) income per share	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	0.00	(0.00)

Liquidity and Capital Resources

The Company is an exploration stage company and has not earned any production revenue. It has been dependent on funding from Freeport Nevada and sale proceeds of some of its assets in the last few years.

On March 1, 2019, the Company closed the sale of certain primary ground water rights at Yerington and received total net proceeds of $6.03 million of which $312,960 each was received in October 2018 and January 2019, respectively. As at May 9, 2019, the Company has cash and cash equivalents of approximately $4.25 million and believes it has sufficient working capital to sustain its operations for the next several years.

On January 21, 2019, the Company closed a non-brokered private placement by issuing 3,000,000 common shares for a gross proceed of CAD $150,000. These funds were used in general working capital purposes.

Quaterra Resources Inc.
MD&A – Quarterly Highlights
For the three months ended March 31, 2019

In March 2019, the Company repaid $310,700 and CAD $292,134 respectively on the loans from Freeport Nevada and its CEO Thomas Patton. Following these repayments, the Company has no debt other than the convertible notes.

During the period ended March 31, 2019, the Company incurred minimum exploration expenditures with no field activities, and plans to meet its commitment of $0.5 million for the Groundhog property in 2019, subject to certain conditions being met.

Related Party Information

Manex Resources Group (“Manex”) is a private company, controlled by the Corporate Secretary of the Company, which provides office premises and general corporate services to a group of public listed companies one of which is the Company. During the period ended March 31, 2019, the Company renegotiated its service agreement with Manex at a monthly rate of CAD $7,500 effective April 1, 2019. The agreement can be cancelled by either party at any time within a 60-day written notice.

Following the completion of the water rights sale, the Company fully repaid its remaining loan and accrued interest totaling CAD $292,134 to its CEO, Thomas Patton.

Outstanding Share Data

As at May 9, 2019, 204,369,000 common shares were issued and outstanding, 19,000,000 warrants were outstanding exercisable at $0.16 till October 3, 2019, and 14,460,000 stock options were outstanding with exercise prices ranging from CAD $0.05 to CAD $0.095.

Risks and Uncertainties

The Company is subject to a number of risks and uncertainties, each of which could have an adverse effect on the results, business prospects or financial position.

The Company’s securities should be considered a highly speculative investment and investors should carefully consider all of the information disclosed in the Company’s regulatory filings prior to making an investment in the Company. For a comprehensive list of the risks and uncertainties applicable to the Company, please refer to the section entitled “Risk Factors” in the Company’s most recent Form 20-F which is available on SEC website at www.sec.gov.

Forward-Looking Statements

Certain statements made and information contain “forward-looking statements” within the meaning of the United States Private Securities Reform Act of 1995 and “forward-looking information” within the meaning of applicable

Canadian securities legislation (collectively, “Forward-Looking Statements”).

All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will, may, could or might occur in the futures are Forward-Looking Statements. The words such as “believe”, “anticipate”, “expect”, “estimate”, “strategy”, “plan”, “intend”, “may”, “could”, “would”, “should”, or similar expressions are intended to identify Forward-Looking Statements.

The forward-looking statements contained in this MD&A are based on the beliefs, expectations, and opinions of management on the date the statements are made. The Company undertakes no obligation to update any forward-looking statement should circumstances or estimates or opinions change, except in accordance with applicable securities laws.